# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Udemy, Inc., CIK 0001607939
CUSIP: 902685106
Title of class of securities: Common Stock, par value $0.00001
Address of issuer's principal executive offices: 600 Harrison Street, 3rd Floor, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001864839

## Reporting persons
- Prosus N.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MIH Edtech Investments B.V.: citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: CO
- NASPERS LTD: type of reporting person: corporation (CO); citizenship or place of organization: South Africa (T3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Udemy, Inc.
Address of issuer's principal executive offices: 600 Harrison Street, 3rd Floor,San Francisco, California 94107

## Item 2. Person Filing
Name of person filing: This Schedule is jointly filed by Prosus N.V., a public limited liability company incorporated under the laws of the Netherlands ("Prosus"), MIH Edtech Investments B.V., a private limited liability company organized under the laws of the Netherlands ("Edtech"), and Naspers Ltd, a public limited liability company organized under the laws of the Republic of South Africa ("Naspers"). The foregoing entities are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

Prosus N.V.
Symphony Offices
Gustav Mahlerplein 5
Amsterdam, 1082 MS
The Netherlands

MIH Edtech Investments B.V.
Symphony Offices
Gustav Mahlerplein 5
Amsterdam, 1082 MS
The Netherlands

Naspers Ltd
Media24 Centre
40 Heerengracht
Cape Town 8001
South Africa
Citizenship: See row 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the Cover Page for each Reporting Person. Edtech is a subsidiary of Prosus, a publicly traded company whose shares are listed on the Euronext Amsterdam. A majority of the voting power of the outstanding ordinary shares of Prosus is held by Naspers a publicly traded company whose shares are listed on the Johannesburg Stock Exchange. As a result, the shares held by Edtech may be deemed to be beneficially owned by Prosus and Naspers. Naspers employs a differential voting structure involving two South African entities, Naspers Beleggings (RF) Beperk ("Nasbel") and Keeromstraat 30 Beleggings (RF) Beperk ("Keerom"), the sole remit of which is to protect the continued independence of Naspers. Each of Nasbel and Keerom disclaims beneficial ownership of all shares, except to the extent of their respective pecuniary interests therein, if any.
Percent of class: See the response to row 11 of the Cover Page for each Reporting Person. Edtech is a subsidiary of Prosus, a publicly traded company whose shares are listed on the Euronext Amsterdam. A majority of the voting power of the outstanding ordinary shares of Prosus is held by Naspers a publicly traded company whose shares are listed on the Johannesburg Stock Exchange. As a result, the shares held by Edtech may be deemed to be beneficially owned by Prosus and Naspers. Naspers employs a differential voting structure involving two South African entities, Nasbel and Keerom, the sole remit of which is to protect the continued independence of Naspers. Each of Nasbel and Keerom disclaims beneficial ownership of all shares, except to the extent of their respective pecuniary interests therein, if any.
Sole power to vote or to direct the vote: See the response to row 5 of the Cover Page for each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the Cover Page for each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the Cover Page for each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the Cover Page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of February 11, 2022, by and among the Reporting Persons.

## Signatures
- Prosus N.V.: /s/ Nico Marais, Nico Marais / Authorized Representative (02/13/2026)
- MIH Edtech Investments B.V.: /s/ Franka Olbers, Franka Olbers / Authorized Representative (02/13/2026)
- NASPERS LTD: /s/ Nico Marais, Nico Marais / Authorized Representative (02/13/2026)